As filed with the Securities and Exchange Commission on September 8, 1998
                                                     Registration No. 333-______
                                                     ------------

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                    FORM S-8

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ASTROPOWER, INC.
             (Exact name of registrant as specified in its charter)
                                  ____________

          Delaware                                    51-0315869
(State or other jurisdiction of          (I.R.S. Employer Identification Number)
incorporation or organization)

                                   Solar Park
                          Newark, Delaware 19716-2000
                        (Address, including zip code of
                    registrant's principal executive office)

                                Astropower, Inc.
    1989 Stock Option Plan and 1998 Non-Employee Directors Stock Option Plan
                           (Full Title of the Plans)

 Dr. Allen M. Barnett, President                 Copy To:
        AstroPower, Inc.                   Peter Landau, Esq.
           Solar Park              Opton Handler Feiler & Landau, LLP
  Newark, Delaware   19716-2000           52 Vanderbilt Avenue
                                          New York, N.Y. 10017
    (Address, Including zip                   (212) 599-1744
    code of agent for service)

                                (302) 366-0400
         (Telephone number, including area code, of agent for service)

                                           Proposed     Proposed
                                           maximum      maximum
                              Amount to    offering     aggregate   Amount of
Title of Securities           be           price per    offering    registration
to be Registered              Registered   share (1)    price       fee (1)
-------------------------------------------------------------------------------
Common Stock, $.01 per
 value per share, for
 issuance pursuant to
 Incentive Stock Options
 and Nonqualified Stock
 Options                      1,960,000      $7.4375    $14,577,500   $4,300.36
-------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based on the average of the bid and asked price for the Common Stock as quoted on the Nasdaq National Market on September 4, 1998 a date within five business days of the date of filing of this Registration Statement.

(2) Pursuant to Rule 416, there is also registered hereunder such indeterminate number of additional shares as may become issuable upon the exercise of Options as a result of the antidilution provisions contained in the Plan.

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

A reoffer prospectus prepared in accordance with the requirements of Part I of Form S-3 is being filed with the Commission as part of this Registration Statement on Form S-8 (this "Registration Statement"). The information called for by Part I of this Registration Statement will be sent or given to holders of Options in accordance with the provisions of Rule 428 (b) (1) promulgated under the Securities Act of 1933, as amended (the "Securities Act"). Pursuant to the Note to Part I of Form S-8, this information is not being filed with or included in this Registration Statement.

PROSPECTUS
                                ASTROPOWER, INC.

                        1,800,000 SHARES OF COMMON STOCK
                                ($.0l PAR VALUE)
             UNDER THE 1989 STOCK OPTION PLAN FOR KEY EMPLOYEES AND
           160,000 SHARES OF COMMON STOCK UNDER THE 1998 NON-EMPLOYEE
                          DIRECTORS STOCK OPTION PLAN

The shares of Common Stock, par value $.01 per share of AstroPower, Inc. together with its subsidiaries, (collectively the "Company") which are the subject of this Prospectus (the "Shares") and which may be sold from time to time are Shares which (i) have been acquired by certain employees of the Company, or which may be acquired by them from time to time from the Company, pursuant to the Company's 1989 Stock Option Plan (the "1989 Plan") or (ii) may be acquired from time to time from the Company by present or future non-employee directors of the Company pursuant to the Company's 1998 Non-Employee Directors Stock Option Plan (collectively the "Selling Stockholders"). See "Selling Stockholders".

It is anticipated that the Shares may be offered for sale by one or more of the Selling Stockholders, in their discretion, on a delayed or continuous basis from time to time in transactions in the open market at prices prevailing at the time of sale on the Nasdaq National Market under the symbol "APWR" or in private transactions at negotiated prices or otherwise. Such transactions may be effected directly by the Selling Stockholders, each acting as principal for his own account. Alternatively, such transactions may be effected through brokers, dealers or other agents designated from time to time by the Selling Stockholders, and such brokers, dealers or other agents may receive compensation in the form of customary brokerage commissions or concessions from the Selling Stockholders or the purchasers of the Shares. The Selling Stockholders, brokers who execute orders on their behalf and other persons who participate in the offering of the Shares on their behalf may be deemed to be "underwriters" within the meaning of Section 2 (11) of the Securities Act of 1933, as amended (the "Securities Act") and therefore a portion of the proceeds of sales and commissions or concessions may be deemed underwriting compensation for purposes of the Securities Act. The Company will not receive any part of the proceeds from sale of Shares by the Selling Stockholders. See "Plan of Distribution".

The Company will pay all costs and expenses incurred by it in connection with the registration of the Shares under the Securities Act. The Selling Stockholders will pay the costs associated with any sales of Shares, including any concessions, commissions, fees and applicable transfer taxes.

See "Risk Factors" for a discussion of certain factors to be considered by purchasers of the Shares.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this Prospectus is September 8, 1998.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO BUY THE SECURITIES TO WHICH THIS PROSPECTUS RELATES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR SINCE THE DATE AS OF WHICH INFORMATION IS SET FORTH HEREIN.



                               TABLE OF CONTENTS
                               -----------------

                                                                            Page
                                                                            ----
Available Information......................................................   3
Incorporation of Certain Documents by Reference............................   4
The Company................................................................   5
Risk Factors...............................................................   6
Use of Proceeds............................................................  17
Selling Stockholders.......................................................  17
Plan of Distribution.......................................................  18
Resale of Shares by Affiliates and Holders of Restricted Shares ...........  18
Legal Matters..............................................................  19
Experts....................................................................  19
Appendix A - Holders of Shares Acquired Under 1989 Plan.................... A-1
Appendix B - 1989 Plan Optionees........................................... B-1
Appendix C - 1998 Directors Plan Optionees................................. C-1

                             AVAILABLE INFORMATION

The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act" ), and accordingly, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission are available for inspection and copying at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, 7 World Trade Center New York, New York, 10048 and at 5757 Wilshire Boulevard, Los Angeles, California 90024. Copies of such material also may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates.

This Prospectus constitutes a part of a registration statement on Form S-8 (the "Registration Statement") filed by the Company with the Commission under the Securities Act with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the securities offered hereby. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the Public Reference Section of the Commission described above. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


The following documents filed by the Company with the Commission are incorporated herein by reference:

(a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (the "1997 Annual Report");

(b) The Company's Quarterly Report on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998.

(c) The Company's Proxy Statement with respect to its 1998 Annual Meeting of Shareholders, dated May 20, 1998 including the AstroPower, Inc. 1998 Non-Employee Directors' Stock Option Plan annexed thereto as Exhibit A;

(d) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A, dated January 23, 1998, including all amendments and reports filed for the purpose of updating such description.

All documents filed pursuant to Section 13 (a), 13 (c), 14 or 15 (d) of the Exchange Act subsequent to the date of this Prospectus and prior to the completion of the offering shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents. Any statement contained in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of such documents which are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or oral requests for copies should be directed to Thomas J. Stiner, Vice President and Chief Financial Officer, AstroPower, Inc., Solar Park, Newark, Delaware 19716-2000, (302) 366-0400.

                                  THE COMPANY

The Company develops, manufactures, markets, and sells photovoltaic ("PV") solar cells, modules and panels for generating solar electric power. Solar cells are semiconductor devices which convert light directly into electricity. Solar electric power is used off the electric utility grid for many applications in the communications and transportation industries and in remote villages and homes. Solar electric power is also used in on-grid applications by existing electric utility customers to provide a clean, renewable source of alternative or supplementary electric power.

The Company has developed a new proprietary technology, Silicon-Film/TM/, which it believes will provide significantly lower manufacturing costs for solar cells than any other current process. Silicon-Film/TM/ is an advanced continuous sheet process for forming the crystalline silicon wafers from which solar cells are fabricated. Silicon-Film/TM/: (i) uses raw material which is lower in cost than the solar or semiconductor grade silicon used in other solar cell processes:
(ii) operates at continuous high processing speeds, leading to lower capital and manufacturing costs than conventional batch processes; and (iii) produces crystalline silicon sheets which are larger than those obtained from conventional processes, capturing economies of scale in manufacturing, materials utilization and solar cell and module fabrication.

The Company currently produces most of its solar cells from silicon wafers recycled from the semiconductor industry in its 5 megawatt ("MW") annual capacity plant. In October 1997, the Company commenced equipment purchases for the scale-up of its Silicon-Film/TM/ process in a new 9 MW annual capacity plant (the "9 MW plant"). In January 1998, the Company signed a lease for a 60,300 square foot facility to house the 9 MW plant. This facility came on line and began making the first commercial shipments in the second quarter of 1998. When operating at full capacity, this facility is expected to produce approximately 9 MW of products per year.

In addition, assuming successful and timely ramp up of its 9 MW plant, the Company intends to implement a further major increase in Silicon-Film/TM/ capacity in 1999. The Company's planned expansion would approximately triple manufacturing capacity in 1998 and further increase capacity in 1999 by a factor of two or more. In the first quarter of 1998, the Company completed an initial public offering of its Common Stock, raising net proceeds of $16.7 million.

The Company sells its solar cells, modules and panels to distribution and manufacturing customers which either resell such products to other marketing intermediaries or which assemble such products into completed systems for sale to end users. The Company uses a "tiered" customer strategy, which aims to grow volume with existing customers while selectively adding new customers, thereby obtaining access to high growth market segments while maintaining geographic diversification.

The Company was incorporated in Delaware in 1989 as a successor to a business that was organized in 1983. The Company's principal executive offices are located at Solar Park, Newark, Delaware 19716-2000 and its telephone number is
(302) 366-0400.

                                 RISK FACTORS

An investment in the shares of Common Stock offered by this Prospectus involves a high degree of risk. In addition to the other information in this Prospectus, prospective investors should carefully consider the following risk factors before making a decision to purchase the Common Stock offered hereby.

This Prospectus contains certain forward-looking statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. When used in this document, the words "anticipate", "believe", "estimate", expect", "going forward", and similar expressions, as they relate to the Company or Company management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions, including the risk factors described in this Prospectus. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not intend to update these forward-looking statements.


Scale-Up of New Manufacturing Plant

The Company began manufacturing Silicon-Film/TM/ products and making the first commercial shipments from its new 9 MW annual capacity plant in the second quarter of 1998. The new plant utilizes the Company's proprietary Silicon-Film/TM/ production equipment which has produced more than 130,000 solar cells in pilot production for sale and for use in commercial and demonstration programs. The Company believes, on the basis of its Silicon-Film/TM/ pilot production, that it has demonstrated manufacturing yields, equipment capability, product performance and product quality that will enable it to produce solar cells at costs lower than competitors when manufactured in large quantities. However, the successful ramping of the 9 MW plant to full capacity requires substantial engineering and is subject to significant risks, including risks of cost overruns and delays. There can be no assurance that the Company will successfully operate its Silicon-Film/TM/ processes in high volume, make planned process and equipment improvements, implement multiple production lines or be able to hire and train the additional employees and management needed to operate the 9 MW plant. To the extent that the Company's financial and operational plans and capital budgets assume increases in productivity, equipment performance and energy conversion efficiency of solar cells produced in its 9 MW plant over the levels achieved in pilot production, any failure by the Company to achieve these projected increases, or any failure or significant delay in ramping up the 9 MW plant, could materially and adversely affect the Company's business, results of operations and financial condition.

High-Volume Operation of Silicon-Film/TM/ Production Equipment

The Company's current Silicon-Film/TM/ production machine began operation in February 1997 and has made more than 100 pilot production runs aggregating more than 500 hours. As the Company ramps up the 9 MW plant to full capacity, the Company will begin continuous high-volume production of Silicon-Film/TM/ products using its current Silicon-Film/TM/ production machine. The Company believes that the production results obtained from the current Silicon-Film/TM/ machine demonstrate the Company's ability to produce Silicon-Film/TM/ products at full-scale production levels. However, there can be no assurance that the current machine will perform as anticipated at continuous production levels. The Company may not ultimately be able to operate the current machine at full-scale production levels without experiencing significant delays, equipment breakdowns, higher costs or lower product quality. In addition, to the extent that the Company's business and financial projections assume increased levels of productivity and economies of scale upon achieving full-scale production levels, the failure to achieve such increases could materially and adversely affect the Company's business, results of operations and financial condition.


Acceptance of Silicon-Film/TM/ Products in the Solar Electric Power Market

The Company believes it can produce its Silicon-Film/TM/ solar cells at a lower cost per watt than any competing technology because of the continuous nature of the Silicon-Film/TM/ manufacturing process, the use of inexpensive raw materials and the elimination of costly manufacturing steps that must be used in other competing technologies. The Company believes that the anticipated lower cost per watt of solar cells produced by the Silicon-Film/TM/ process will provide it with significant price advantages over current and potential alternative technologies.

However, there is no assurance that the Company will be able to sell its Silicon-Film/TM/ products at a lower price per watt than conventional solar cells because the Company may not be able to produce Silicon-Film/TM/ products at projected costs and/or because prices for competing solar cells may decline more rapidly than anticipated. Although the Company plans to price its Silicon-Film/TM/ solar cells competitively, the market acceptance of the Company's Silicon-Film/TM/ products may also be affected by Silicon-Film's/TM/ lower energy conversion efficiency and power produced per unit of area compared to some other competing solar cell products. The Company's Silicon-Film/TM/ products may also fail to win market acceptance due to the development of new products or technologies by competitors. Other factors that may affect the acceptance of the Company's Silicon-Film/TM/ products include the size, appearance and quality of Silicon-Film/TM/ solar cells and the market acceptance of module products and systems assembled by manufacturers over which the Company has no control. The failure of the Company's Silicon-Film/TM/ products to achieve market acceptance and/or price advantage could materially and adversely affect the Company's business, results of operations and financial condition.

Future Expansion of Manufacturing Capacity

The Company commenced Silicon-Film/TM/ production in the 9 MW plant in the first half of 1998 and expects to reach full capacity production in 1999. Assuming successful and timely ramp of the 9 MW plant, the Company intends to implement another major increase in Silicon-Film/TM/ capacity in 1999 (the "Future Expansion"). The Company believes that this Future Expansion, based on its experience with the 9 MW plant, will result in increases in productivity and equipment performance, mostly through economies of scale associated with high volume commercial production and advances in Silicon-Film/TM/ manufacturing technology. Based on its pilot production and the expected results from its 9 MW plant, the Company also believes that it will achieve further increases in the energy conversion efficiency of the Silicon-Film/TM/ solar cells as it implements and scales up the Future Expansion. However, there can be no assurance that production in the 9 MW plant will reach maximum capacity or that the Company will be able to utilize additional manufacturing capacity from the Future Expansion. There can also be no assurance that increased levels of productivity, throughput levels, periods of equipment operation or product energy conversion efficiencies will be obtained or can be consistently maintained as a result of any Future Expansion. If the Company is unable for any reason to successfully complete, scale-up or efficiently utilize additional manufacturing capacity as a result of any Future Expansion, the Company's business, results of operations or financial condition would be materially and adversely affected.


Management of Growth

The Company's planned rapid expansion of Silicon-Film/TM/ manufacturing capacity in 1998 and 1999 entails a planned threefold expansion of the Company's manufacturing capacity in 1998 and a further two-fold expansion of that manufacturing capacity in 1999. This planned expansion, involving major increases in facilities and employees and enhancements to its operating systems, could place a significant strain on the Company's senior management team and other resources. Based on these plans, the Company has significantly increased the number of its manufacturing employees through June 1998 and will have to continue to do so during the balance of 1998 and again in 1999. While to date, the Company has been able to hire and train a sufficient number of employees on a timely basis or to upgrade its operating systems without undue cost or delay, including additions to the Company's operating and financial management team, there is no assurance it can continue to do so. Any future inability of the Company to effectively manage the budgeting, forecasting and other process control issues presented by such a rapid expansion could have an adverse effect on the Company's operations and financial results. In addition, the Company will be required to implement an enlarged sales and marketing plan for Silicon-Film/TM/ technology and expand its marketing and sales staff. There can be no assurance that the Company will be able to successfully recruit and train additional required personnel and manage its planned growth, and its failure to do so could have a material adverse effect on the Company's business, results of operations and financial condition.

Uncertainty of Additional Financing

As mentioned above, assuming successful and timely ramp up of its 9 MW plant, the Company intends to implement a major increase in Silicon-Film/TM/ capacity during 1999. The Company expects that the net proceeds of its initial public offering, together with existing sources of capital and projected cash generated from operations, will be sufficient to fund its activities for the next 24 months, including the scale-up of the 9 MW plant and the equity capital requirements for the Future Expansion. In the next 24 months, changes in technology, a significant delay in full implementation of the 9 MW plant or the Future Expansion, or a significant decrease in manufacturing efficiency or operating margins may require further capital. The inability of the Company to obtain the necessary capital or financing to fund the Future Expansion could materially and adversely affect the Company's business, results of operations and financial condition. Furthermore, there can be no assurance that the Company will be profitable in the future or that the net proceeds of any financing, together with any funds provided by operations and present capital, will be sufficient to fund the Company's ongoing needs for product development, manufacturing, marketing and working capital. Additional financing may not be available when needed or may not be available on terms acceptable to the Company. If additional funds are raised by issuing equity securities, stockholders may incur dilution. If adequate funds are not available, the Company may be required to delay, scale back or eliminate one or more of its development programs or otherwise limit the development, manufacture or sale of Silicon-Film/TM/ solar cells, which could materially and adversely affect the Company's business, results of operations and financial condition.


Protection of Proprietary Technology

The Company's ability to compete effectively will depend in part on its ability to maintain the proprietary nature of its technology and manufacturing processes through a combination of patent and trade secret protection. The Company is assigned ten issued United States patents in the field of photovoltaics and related optoelectronics materials and devices which expire beginning in April 2003 and ending in April 2016. In addition, the Company has three United States patents pending. Patent applications in the United States are maintained in secrecy until patents issue and publication of discoveries in the scientific literature tends to lag behind actual discoveries. The Company therefore cannot be certain that it was the first creator of inventions covered by pending patent applications or the first to file patent applications on such inventions, and there can be no assurance that the Company's pending patent applications will result in issued patents. International counterparts of four issued patents have been filed under the Patent Cooperation Treaty. Patent applications filed in foreign countries are subject to laws, rules, and procedures which differ from those of the United States, and thus there can be no assurance that the Company's foreign patent applications will result in issued patents or that such patents will provide meaningful patent protection. In addition, no assurance can be given that patents issued to the Company will not be intentionally infringed upon or designed around or that any of its issued patents will provide meaningful patent protection. The inability of the Company to maintain the proprietary nature of its products and core technologies could have a material adverse effect on the Company's business, results of operations and financial condition.

Competition

The market for the Company's products are intensely competitive. There are many competitors engaged in all areas of solar electric power generation in the United States and abroad including, among others, major electrical, oil, and chemical companies, specialized electronics firms, universities, research institutions and foreign government-sponsored companies. Most of these entities have substantially greater financial, research and development, manufacturing and marketing resources than the Company. There is also a large number of smaller companies involved in the development, manufacturing and marketing of solar electric power products and systems.


Uncertainty of Solar Electric Power Market Growth

The market for solar electric power products has grown steadily in the past. However, there can be no assurance that the solar electric power market, or the particular market segments and/or geographic regions where the Company sells its products, will continue to grow. The Company's strategy of significantly increasing manufacturing capacity is based in part on the assumption of continuing market growth. The Company believes that its assumption of continuing market growth is reasonable based on the large overall market for solar electric power products and services world-wide, historical growth trends in the solar electric power industry and solar electric power market growth forecasts that have been developed by independent third parties. However, in the event that the market for solar electric power does not experience continuing growth, or that the particular market segments and/or geographic sales regions where the Company sells the majority of its products do not continue to grow, this factor could have a material adverse effect on the Company's business, results of operations and financial condition.


Dependence on Key Customers; Customer Concentration

The Company's strategy has been to market its products to a limited group of key customers. The Company's five largest customers accounted for, in the aggregate, approximately 60.0%, 60.4% and 67.8% of the Company's product sales in fiscal years 1995, 1996 and 1997, respectively. The Company's product sales accounted for 53.9%, 58.9% and 78.9% of the Company's total revenues in fiscal years 1995, 1996 and 1997, respectively. The remainder of the Company's total revenues for these periods was derived from government-related research and development contracts. The loss or significant reduction of purchases by one or more of these customers could have a material adverse effect on the Company's business, results of operations and financial condition. The Company expects to continue its strategy of selling solar electric power products to relatively few customers and that such customers will account for a high percentage of its revenue in the foreseeable future. The Company believes that it has successfully managed the level of customer concentration in the past, and that the level of customer concentration will decrease as the Company's manufacturing capacity increases, but there can be no assurance that the Company's sales strategy of focusing on a small group of customers will be successful in the future or can be successfully changed in the future to another sales strategy.

Reliance on Marketing Intermediaries

The Company's marketing strategy has been to sell its products to marketing intermediaries chosen to provide access to certain important market segments and regions around the world. The Company's customers are not end users of the Company's products but are distributors, module manufacturers, or system integrators who either resell the Company's products to other customers, or package the Company's products into systems for resale to end users. These marketing intermediaries are not under the direct control of the Company, and the Company therefore has no control over the ability of its customers to market and sell to end-use customers or over the financial performance of its customers that may determine their ability to buy the Company's products in the future. Any reduction in sales activities by the Company's customers or a termination of their relationship with the Company could have a material adverse effect on the Company's business, results of operations and financial condition.


Availability of System Financing For Remote Electric Power Applications

Solar electric power is used in many applications and has proven to be a cost effective source of electric power where the electric power grid is unavailable. Solar electric power has also proven to be cost-effective in competition with diesel generators and/or other alternative forms of off-grid power generation. The Company estimates that such remote electric power applications currently comprise approximately 85% of the market for solar electric power. Because of the high capital costs of solar electric power systems, users may not have sufficient resources or credit to acquire such systems, particularly in developing countries, and the Company believes that the availability of financing, such as loans and lease arrangements, could have a significant effect on the rate of growth of remote solar electric power growth, and that such financing programs are becoming increasingly available through electric utility companies, banks, local governments, and the World Bank. To the extent that the Company believes that increased availability of system financing will play a role in expanding the market for solar electric power products particularly in developing countries and to the extent that the Company's plans for increased sales of solar electric power products include increased sales within this market segment, the lack of increased availability of system financing or the elimination of existing system financing programs could have a material adverse effect on the Company's business, results of operations and financial condition.


Availability of Subsidies and Consumer Incentives for Grid-Connected
Applications

The cost of solar electric power currently substantially exceeds the cost of power furnished by the conventional electric utility grid. The governments of many countries, notably the United States, Germany and Japan, have provided subsidies in the form of cost reductions, tax write-offs, and other incentives to end users, distributors, systems integrators, and manufacturers of solar electric power products to promote the use of solar energy in grid connected applications and reduce dependency on other forms of energy. Although the Company believes that grid-connected applications currently account for a relatively minor fraction of the total market for solar electric power systems, these applications are generally predicted by third party market research firms to be among the most rapidly growing solar electric power market segments in the future. Therefore, the future market for solar products depends in some measure on the willingness of governments to enter into and to continue programs for solar electric power subsidies and consumer incentives. There can be no assurance that government subsidization of solar energy will continue into the future. Any reduction or elimination of govenment subsidies may have a material adverse effect on the Company's business, results of operations and financial condition.


Supply and Cost of Silicon Wafers and Other Raw Materials

The Company purchases and recycles silicon wafers from the semiconductor industry for use in manufacturing its single crystal solar cells. Approximately 95% of the Company's total product sales in fiscal year ended, December 31, 1997, was derived from solar cells and modules manufactured from single crystal silicon wafers. However, the Silicon-Film/TM/ process is the focus of the Company's plans for capacity expansion and the Silicon-Film/TM/ process does not use recycled silicon wafers.

Although the Company has generally been successful in obtaining sufficient quantities of quality wafers in the past, there can be no assurance that such wafers will be available at cost effective prices in the future. The absence of cost effective sources of supply and the inability of the Company to locate alternative sources of low-cost high-quality wafers could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company presently has multiple sources of supply for its required raw materials, including silicon wafers and silicon, although for economic and quality control reasons the Company utilizes single sources of supply for certain materials. In situations where it relies on single sources of supply, the Company believes that an adequate supply of materials is available to meet its foreseeable needs and, to date, the Company generally has been able to obtain supplies of such materials in a timely manner. There can be no assurance that supplies of the Company's critical materials will be adequate in the future or that the cost of such materials will remain low enough for the Company to maintain a cost-competitive market position for its solar electric power products.


Prior Losses; Accumulated Deficit; Uncertainty of Future Profitability

The Company generated net income of $651,826 for the fiscal year ended December 31, 1997 and $519,519 for the six months ended June 30, 1998. It incurred a net loss in one of the last five fiscal years and as of June 30, 1998 had an accumulated deficit of approximately $4.426 million. The net income (loss) for the years ended December 31, 1993, 1994, 1995, and 1996 was $257,000, $17,000,
$98,000, and $(2.4 million), respectively. There can be no assurance that the Company will continue to be profitable.

International Sales

Approximately 86.0% and 73.0 %, of the Company's net product revenues for the years ended December 31, 1996 and 1997, respectively, was attributable to international sales. For the year ended December 31, 1996, customers located in Germany, Spain and India each accounted for more than 10% of the Company's product sales. For the year ended December 31, 1997, customers located in Germany, Spain and the United States each accounted for more than 10% of the Company's product sales. The Company expects that international sales will continue to represent a significant portion of the Company's net revenues. To date, in connection with its international sales, the Company has not experienced any material adverse impact on its business, results of operations or financial condition, however, there can be no assurance that this will be true in the future. All past international sales were denominated in United States dollars and the Company expects this practice to continue but there can be no assurance that future sales will be protected from foreign currency fluctuations. The Company believes that there are additional risks associated with the political and economic stability of foreign countries inasmuch as this impacts the ability of its foreign customers to pay for their purchases. The Company is also subject to other risks associated with international sales, including but not limited to tariff regulations, requirements for export licenses, long accounts receivable cycles, potentially adverse tax consequences and the burdens of complying with a wide variety of foreign laws, including compliance with technical standards.


Strategic Alliances

The Company has developed, and will continue to develop, strategic alliances with customers, companies and other organizations to provide support for its own technical, manufacturing and marketing staffs and to facilitate the entry into certain geographic market areas. Such strategic alliances could be cooperative agreements for sharing of information, cooperative marketing agreements, or any other business relationships such as equity investments or joint ventures. The goal of such alliances is to provide resources and experience which complement those the Company already has in place, including manufacturing and marketing expertise, and entry into new geographic markets. To accelerate the commercialization of its Silicon-Film/TM/ technology, the Company entered into strategic alliances with Corning Incorporated and GPU International, Inc. There can be no assurance that the Company will be able to enter into additional alliances or that existing and/or future alliances will achieve their goals.
The terms of such alliances may require the Company and its partners to share revenues and/or expenses from certain activities or for the Company to grant to its partners licenses to manufacture, market and/or sell products based upon its Silicon-Film/TM/ technology. The Company's current alliances provide for cost sharing, technology sharing with respect to jointly developed technologies, options to purchase equity in the Company, securitization of loans made to the Company and pricing discounts. Such terms could be part of any future strategic alliance and could materially impact the Company's business, results of operations and financial condition.

Technological Change and Competing Technologies

The Company believes it has developed a new technology for solar electric power applications. The future success of the Company will depend, however, in large part upon its ability to keep pace with advancing solar electric power technology. In addition to the Company's Silicon-Film/TM/ technology, there is a variety of competing technologies under active development by other companies, including amorphous silicon, cadmium telluride and copper indium diselenide, as well as advanced concepts for the manufacture of both bulk silicon and thin film crystalline silicon. Any of these competing technologies could achieve manufacturing costs less than the manufacturing costs achieved by the Silicon-Film products being developed by the Company. There can also be no assurance that the Company's development efforts will not be rendered obsolete by technological advances of others or that other materials will not prove more advantageous for the commercialization of solar electric power products. The Company believes that to remain competitive in the future, it will need to invest significant financial resources in research and development.


Government Contracts

The Company intends to continue to complement and enhance its own resources with funding derived from contracts with agencies of the United States government. The percentage of the Company's total revenue derived from government-related contracts was approximately 41.1%, 21.1% and 13.3% of total revenue for fiscal years 1996 and 1997 and for the six months ended June 30, 1998, respectively. The Company's contracts involving the United States government are subject to various risks such as the risk of termination at the convenience of the government. No termination by the government of any of the Company's contracts has occurred to date. Other risks include potential disclosure of the Company's confidential information to third parties, audits and the exercise of "march-in"' rights by the government. March-in rights refer to the right of the United States government or government agency to exercise its non-exclusive, royalty-free, irrevocable worldwide license to any technology developed under contracts funded by the government if the contractor fails to continue to develop the technology. There can be no assurance that the United States government will continue its commitment to programs to which the Company's development projects are applicable or that the Company can compete successfully to obtain funding available pursuant to such programs. A reduction or discontinuance of such commitment or of the Company's participation in such programs could have a material adverse effect on the Company's business, operating results and financial condition. Substantially all of the Company's revenues from government contracts including overhead rates are subject to audit under various federal statutes. The Company has received final approval of its overhead rates through 1993. Audits of 1994 and 1995 rates began in December 1997. It is the Company's opinion that adjustments to such revenue, if any, will not have a material adverse effect on its business results of operation and financial condition.

Environmental Regulations

The Company uses, generates and discharges small quantities of toxic, volatile or otherwise hazardous chemicals and wastes in its research and development and manufacturing activities. Therefore, the Company is subject to a variety of federal, state and local governmental regulations related to the storage, use and disposal of these materials. The Company believes that it has all the permits necessary to conduct its business. However, failure to comply with present or future regulations could result in fines being imposed on the Company, suspension of production or a cessation of operations. The Company believes that it has properly handled its hazardous materials and wastes and has not contributed to any contamination at its premises. The Company is not aware of any environmental investigation, proceeding or action by federal or state agencies involving these premises. However, under certain federal and state statutes and regulations, a governmental agency may seek recovery and response costs from both operators and owners of property where releases of hazardous substances have occurred or are ongoing. Any failure by the Company to control the use of, or to restrict adequately the discharge of, hazardous substances could subject it to substantial financial liabilities and could have a material adverse effect on the Company's business, results of operations and financial condition.


Potential Fluctuations in Quarterly Results

The Company has experienced and may continue to experience significant annual and quarterly fluctuations in its operating results. The Company's annual and quarterly operating results may fluctuate as a result of a variety of factors including the timing of orders from, and shipments to, major customers; the timing of new product introductions by the Company or its competitors, delays in the planned Silicon-Film/TM/ manufacturing expansion; variations in the mix of products sold by the Company or its competitors, including possible decreases in average selling prices of the Company's products in response to competitive pressures; market acceptance of new and enhanced versions of the Company's products; the availability and cost of key raw materials, requirements for cost sharing on government contracts and fluctuations in general economic conditions. In addition, the Company's annual and quarterly operating results may fluctuate as a result of the issuance of stock options to Corning Incorporated pursuant to an existing agreement with Corning at exercise prices below the then current fair market value of the Company's Common Stock. There can be no assurance that the Company will be able to achieve and sustain consistent profitability on an annual or quarterly basis.


Dependence on Key Personnel

The Company is dependent on its corporate officers and other principal members of its management and technical personnel. The Company's success in the future will depend in part on attracting and retaining qualified management and technical personnel. There can be no assurance that the Company will be successful in hiring or retaining qualified personnel. Loss of key personnel or inability to hire and retain qualified personnel could have a material adverse effect on the Company's business, results of operations and financial condition.

Control by Existing Stockholders

The Company's officers, and directors together with their affiliates beneficially own approximately 41.3% of the outstanding Common Stock. As a result, they may have the ability to elect the Company's directors and to determine all corporate actions requiring stockholder approval. This concentration of ownership may also have the effect of delaying or preventing a change in control of the Company.


Anti-Takeover Effect of Delaware Law and Certain Charter and By-Law Provisions; Possible Issuance of Preferred Stock

The Company is subject to the provisions of Section 203 of the General Corporation Law. Section 203 prohibits certain publicly held Delaware corporations from engaging in a "business combination" with an "interested stockholder", for a period of three years after the date of the transaction in which the person became an "interested stockholder", unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and stock transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates, owns, or within three years prior to the date on which the determination of whether such person is an interested stockholder is being made, did own 15% or more of the Company's voting stock. Parallel provisions have been included in the Company's Amended and Restated Certificate of Incorporation. These provisions may make it more difficult for a third party to acquire, or may discourage acquisition bids for the Company. The Company's Amended and Restated Certificate of Incorporation and By-laws contain additional provisions that may also have the effect of discouraging a third party from making an acquisition proposal for the Company. The Amended and Restated Certificate of Incorporation and By-Laws of the Company, among other things, (i) classify the Board of Directors into three classes, with directors of each class serving for a staggered three-year period,
(ii) provide that directors may be removed only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of Common Stock entitled to vote for such directors, (iii) permit the Board of Directors but not the Company's stockholders, to fill vacancies and newly created directorships on the Board; and (iv) provide that any action required or permitted to be taken by the stockholders of the Company must be effected at an annual or special meeting of stockholders and not by any consent in writing by such stockholders. Special meetings of stockholders may be called only by the Board of Directors. Such provisions would make the removal of incumbent directors more difficult and time-consuming and may have the effect of discouraging a tender offer or other takeover attempt not previously approved by the Board of Directors. In addition, 5 million shares of the Company's Preferred Stock may be issued in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of Preferred Stock.

Shares Eligible for Future Sale

Sales of substantial amounts of Common Stock in the public market following the Offering could have an adverse effect on the price of the Common Stock, and future sales of Common Stock by existing stockholders could also have an adverse effect on such price and on the Company's ability to raise capital. Beginning August 13, 1998, 4,804,655 shares of Common Stock became eligible for sale in the public market upon the expiration of lock-up agreements between the Company's stockholders and the Underwriters in connection with the Company's initial public offering of Common Stock in the first quarter of 1998, subject in some cases to the volume and other restrictions of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). Additionally, 1,800,000 shares of Common Stock are reserved for issuance under the Company's 1989 Stock Option Plan; and 160,000 shares of Common Stock are reserved for issuance under the 1998 Non-Employee Directors Stock Option Plan.

The Company has registered the shares subject to outstanding options as well as reserved for issuance under the Company's stock option plans, which shares are eligible for sale in the public market. Certain holders of shares of Common Stock will have the right, under certain conditions, to participate in future Company registrations.


Absence of Dividends

The Company has never paid any dividends and it is currently anticipated that no cash dividends will be paid to the holders of the Common Stock in the foreseeable future.


                                USE OF PROCEEDS

The Company will not receive any proceeds from the sale of any Shares of Common Stock which may be offered hereby. The Selling Stockholders will receive all of the net proceeds from the sale of such Shares.


                      SELLING STOCKHOLDERS


Shares of the Company's Common Stock which are presently eligible for sale pursuant to this Prospectus or which may become eligible for sale pursuant to this Prospectus whether or the holders thereof have any present intent to do so are Shares which (i) have been acquired by certain employees and consultants of the Company, or which may be acquired by them from time to time from the Company, pursuant to the Company's 1989 Stock Option Plan or (ii) may be acquired from time to time from the Company by present or future non-employee directors of the Company pursuant to the Company's 1998 Non-Employee Directors Stock Option Plan (the "Selling Stockholders"). The names of such persons, the amount of Shares or options they own and the amount of options currently vested and exerciseable and other relevant information are set forth on Appendices A, B and C hereto.

                              PLAN OF DISTRIBUTION

The Common Stock is listed for trading on the Nasdaq National Market ("NASDAQ"). Shares may be offered for sale by one or more of the Selling Stockholders, in their discretion, on a delayed or continuous basis from time to time in transactions in the open market at prices prevailing at the time of sale on NASDAQ, or in private transactions at negotiated prices or otherwise. Such transactions may be effected directly by the Selling Stockholders, each acting as principal for his own account. Alternatively, such transactions may be effected through brokers, dealers or other agents designated from time to time by the Selling Stockholders, and such brokers, dealers or other agents may receive compensation in the form of customary brokerage commissions or concessions from the Selling Stockholders or the purchasers of the Shares. It is anticipated that such transactions will be effected without payment of any underwriting commissions or discounts, other than brokers' commissions or fees customarily paid in connection with such transactions, which commissions and fees will be borne by the Selling Stockholders.

The Company has agreed to bear the costs estimated at $10,000, of registering the Shares offered hereby under the Securities Act, but will not receive any of the proceeds from the sale of the Shares.

There is no assurance that the Selling Stockholders will sell all or any of the Shares which may be offered hereby.


                         RESALE OF SHARES BY AFFILIATES
                      AND HOLDERS OF RESTRICTED SECURITIES


Any shares of the Company purchased upon the exercise of Options may be resold freely, except that any Optionee deemed to be an "affiliate" of the Company, and any Optionee holding "restricted securities" within the meaning of those terms under the Securities Act and the rules and regulations promulgated thereunder, may only sell the shares of Common Stock acquired upon the exercise of options subject to the amount of securities to be sold pursuant to the Prospectus being limited to the amount specified in Rule 144(e) of the Securities Act which allows them to: sell, within any three-month period, up to the number Shares that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock of the Company and (ii) the average weekly trading volume during the four calendar weeks preceding the date of receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker.

An employee who is not an executive officer or Director of the Company generally will not be deemed to be an "affiliate" of the Company. In addition, the acquisition of shares of Common Stock by officers or Directors of the Company through the exercise of Options will generally not be considered a "purchase", but the sale thereof will generally be considered a "sale" for purposes of
Section 16(b) of the Securities Act.

                                 LEGAL MATTERS

The validity of the shares of Common Stock offered hereby is being passed upon for the Company by Opton Handler Feiler and Landau, LLP, New York, New York. Members of the firm of Opton Handler Feiler & Landau, LLP own an aggregate of 129,900 shares of Common Stock of the Company.


                                    EXPERTS

The financial statements and schedule of the AstroPower, Inc. as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                   APPENDIX A


Holders of shares of AstroPower, Inc.'s Common Stock acquired upon Exercise of Options Granted under the 1989 Stock Option Plan at June 30, 1998 were as follows:

NAME                      NO. OF SHARES
------------------------  -------------
Adkins, Jesse                  38
Appleby, Michael              563
Armstrong, Carl               376
Beck, James                  2138
Bledsoe, Thomas               525
Brown, Jacob                 1425
Burch, Patricia               113
Collins, Sandra              2500
Cotter, Jeffrey              1088
Culik, Michael                150
Dashiell, Michael             113
Faline, James                 186
Gill, Theresa                 225
Goodwin, Thomas               431
Gottfried, Mark               113
Hannon, Margaret              563
Hughes-Lampros, Thomas        120
Isaacs, John                  319
Jackson, Edward               938
Keenan, John H.               282
Krussman, Wendy               394
Lasswell, Patrick G.          188
League, Clinton               357
Madewell, Frances             150
Manley, Terri L.              150
McGuinness, Michael           600
Mulligan, William             375
Philhower, Ethel              141
Rabinowitz, Philip I.         451
Riale, Grace                  469
Rossell, Sarlene               38
Weaver, Scott R.              282
Wright, Beverly                19
Bart-Felin, Elizabeth         188
Borrero, Lydia                751
Boyd, Rose                     19

NAME                    NO. OF SHARES
----------------------  -------------
Checchi, Joseph               638
Cole, Richard                1163
Ford, David                   845
Harenberg, Cathie               8
Kendall, Christopher          450
Krauss, William                19
Lesko, Joseph                  10
Nguyen, Hoa                    18
Nguyen, Nga                    38
Null, Delaware                713
Rand, James                  2625
Reid, Walter                   74
Ruff, Deborah                  19
Schaller, Charles            3750
Shellenbarger, Zane           300
Sullivan, Thomas               19
Thomas, Catherine              19
Virdin, Dora                  375
Keith, Cheryl E.           34,312

TOTAL                      62,173

Whether or not the above persons have a present intent to do so, all of the above persons are eligible to resell the number of shares owned by them pursuant to the reoffer Prospectus. All of the foregoing shares are "restricted securities" and the amount of the shares to be sold pursuant to the reoffer Prospectus is limited to the amount specified in Rule 144(e) of the Securities Act. See "Resale of Shares by Affiliates and Holders of Restricted Securities."

                                   APPENDIX B


                              1989 PLAN OPTIONEES


Incentive Stock Options expiring not more than ten years from the date of grant and generally vesting in four equal annual installments beginning on the first anniversary of the date of grant have been granted to the following employees of the Company as of June 30, 1998:

                                 SHARES
NAME                        SUBJECT TO OPTION  EXERCISED  EXERCISABLE
--------------------------  -----------------  ---------  -----------
Abernathy, Robert                       2,400          0          448
Able, Dianna                               75          0            0
Addison, Gretchen                       4,500          0            0
Anders, Nancy                             150          0           55
Aschenbrenner, Peter*                  97,375          0       42,468
Atkinson, Brian C.                      1,000          0            0
Bai, Yibin                              6,875          0          468
Baldwin, John                             150          0           74
Bannister, Alan                         2,875          0          748
Barnett, Allen*                       125,000          0       25,000
Bart-Felin, Elizabeth                   4,188        188        1,030
Bass, Sherri                               75          0           18
Battaglia, Margaret                       225          0           74
Beach, Doris                              300          0           93
Bias, Raymond                           1,575          0            0
Bloothoofd, William                     8,975          0        3,037
Borrero, Lydia                          1,501        751          562
Bower, Jeffrey                          2,500          0          561
Boyce, Betty                               75          0            0
Boyd, Rose                                225         19           55
Bragg, Joanne                              75          0            0
Bramble, John                           2,213          0          215
Brown, Brenda Kay                         100          0            0
Brown, William T.                         100          0            0
Burks, Frances Geraldine                  100          0            0
Cahall, Doris                             150          0           36
Campbell, Joseph                          150          0           36
Carrico, Patricia                       6,000          0        2,062
Carter, Jimmy D.                          100          0            0
Castillo, Patricia A.                     100          0            0
Chambers, Karen Sue                       200          0            0

                              SHARES
NAME                     SUBJECT TO OPTION  EXERCISED  EXERCISABLE
-----------------------  -----------------  ---------  -----------
Checchi, Joseph                      7,151        638        1,809
Chekovsky, Sarah                       225          0           93
Cherry, Sally                           75          0            0
Cherry, Sally J.                       100          0            0
Clark, Erwin D.                        100          0            0
Clark, Lorelei L.                    3,500          0            0
Clark, Roger                        13,000          0          562
Cohee, David                           225          0           74
Cole, Richard                        6,475      1,163        3,374
Colgan, Christopher                  5,388          0          918
Collins, Gene                        5,126          0        2,156
Cornette, Donald                     2,513          0          524
Cortez, Pablo                          100          0            0
Coverdale, Charles H.                  100          0            0
Cox, Jeffrey                         3,625          0          599
Cox, Mary                               75          0            0
Culik, Jerome                       30,175          0       15,956
Cummings, John                       5,126          0        1,632
Dabrowski, Joseph L.                   100          0            0
Davies, John, Jr.                    5,401          0        3,056
Davis, Michael                          75          0            0
Davis, Robert L.                       100          0            0
DeGraves, Douglas A.                 1,500          0            0
DelleDonne, Emanuel                  3,250          0          205
DiGiovanni, Alfred                   6,250          0            0
DiNetta, Lou*                       42,000          0       16,125
DiReda, Vincent                      4,076          0        2,606
Dolan, John                          2,800          0          112
Elcoate, Kari                       33,750          0        6,937
Ellwood, Thomas                      2,713          0          365
Epperly, Michael S.                    100          0            0
Faber, Dale                            225          0           74
Facciolo, Deborah A.                 4,000          0            0
Fernald, Richard G.                    100          0            0
Feyock, Brian                        3,038          0        1,068
Flores, Isidro                          75          0            0
Flores, Jesus Tlaseca                  100          0            0
Ford, David                         20,500        845        7,779
Fortner, Rickey                        100          0            0
Frank, Arthur                        1,100          0            0
Frederick, Linda                        75          0            0

                                SHARES
NAME                       SUBJECT TO OPTION  EXERCISED  EXERCISABLE
-------------------------  -----------------  ---------  -----------
Freibel, Jennifer L.                     500          0            0
Gardner, Sharon                           75          0            0
Gartley IV, Edgar                      9,725          0        3,787
Gayley, John G.                          100          0            0
Gentry, Elizabeth                         75          0           18
Goncharovsky, Irene                    1,500          0            0
Goralski, Frank B.                       225          0           74
Graham, Kelly M.                         100          0            0
Gratteri, Leonard A.                   1,500          0            0
Gregg, Donna                             225          0           74
Hall, Robert*                         36,000          0        9,750
Hao, Zhenfang                             75          0            0
Harden, Eleanor                          150          0           36
Harenberg, Cathie                        225          8           66
Harris, Kelly                            100          0            0
Hathaway, Mary                            75          0           18
Hathaway, Scott                        2,250          0          337
Heverin, Charlotte  Ann                  100          0            0
Hewitt, Jane                           3,938          0        1,246
Hopkins, Melanie                          75          0           18
Hubbard, Angela L.                       100          0            0
Husfelt, Cindy                           150          0           36
Ingram, Alan                           5,363          0        2,492
Jackson, Donald                          225          0           74
Johns, Diane                             225          0          111
Johnson, May                             750          0            0
Johnson, Stanley R.                      100          0            0
Jonczyk, Ralf                          1,000          0            0
Keenan, John P.                        1,000          0            0
Kendall, Christopher L                15,775        450        3,825
Kennedy, Marjorie                         75          0            0
Kerr, Patricia                            75          0            0
Kobosko, Charles M.                    1,000          0            0
Krauss, William                          225         19           55
Kruger, Kurt                           3,213          0          290
Krussman, Fritz                       20,000          0       10,874
Lam, Hung Quoc                           100          0            0
Lane, Kelly                              225          0           74
Larson, William                           75          0           18

                                  SHARES
NAME                         SUBJECT TO OPTION  EXERCISED  EXERCISABLE
---------------------------  -----------------  ---------  -----------
Levering, Melissa                           75          0            0
Leary, Darell                               75          0           18
Lesko, Joseph                            3,438         10          458
Lewis, Darrell A.                          100          0            0
Matarese, Sandra                         3,438          0          440
Mauk, Michael G                         10,250          0        3,374
McAlpine, Edith                          7,375          0        1,798
McDade, Robert E.                          225          0           74
McDowell, Richard*                      42,500          0        5,625
Moore, Billy                                75          0            0
Moore, Florence Elizabeth                  100          0            0
Morrow, Jacqueline                         150          0           36
Muhn, Robert E. H.                      19,750          0        6,187
Nagib, Salama                           42,500          0        9,375
Naylor, Richard J.                         100          0            0
Ndiaye, Babacar                             75          0           18
Nguyen, Hoa                                 75         18            0
Nguyen, Linh                               100          0            0
Nguyen, Nga                                150         38           17
Nguyen, Phong                              150          0           74
Nguyen, Tien                               100          0            0
Nock, Eunice G.                            100          0            0
Null, Delaware M.                        6,026        713        2,249
Nunley, Wanda Lester                       100          0            0
Oals, Michael                            1,500          0            0
Parker, Michael E.                         100          0            0
Peirson, April M.                          100          0            0
Pierce, Shara                              100          0            0
Poore, June                             13,900          0        1,856
Purnell, Keith                             100          0            0
Rand, James A                           48,750      2,625       14,812
Rausch, Vicki                              150          0           55
Ravilious, Carl                            375          0          150
Reid, Walter                               225         74           19
Richards, Deborah J.                       200          0            0
Rittenour, Laor                             75          0            0
Roland, George*                        102,500          0       45,000
Ruff, Deborah                              225         19           55
Ruff, Jimmy L.                             100          0            0

                              SHARES
NAME                     SUBJECT TO OPTION  EXERCISED  EXERCISABLE
-----------------------  -----------------  ---------  -----------
Ruffins, Todd R.                       713          0          713
Sargent, Linda Lynn                    100          0            0
Saylor, Michael S.                   1,000          0            0
Scarfo, Karen L.                     1,000          0            0
Schaller, Charles*                   3,750      3,750            0
Schorah, Jo Ann                      1,563          0          140
Senseny, Anthony J.                    100          0            0
Sexton, Jennifer                       150          0           36
Seyler, Teresa                         100          0            0
Shallow, James P.                    3,000          0            0
Sharrow, Karen                          75          0            0
Sheffler, Catherine                    150          0           74
Shellenbarger, Zane                  9,875        300        3,037
Shelley, Christopher                 6,625          0        1,030
Sherman, Mark                           75          0            0
Shilling, Carol                        150          0           55
Shomper, Dawn                          300          0          131
Shreve, Kevin P.                     7,376          0        3,506
Shutov, Yelena                       4,750          0        1,237
Sims, Paul                           9,875          0        2,812
Slevin, Bobbie Jo G                    100          0            0
Smith, Anita J.                        100          0            0
Smith, Betty                            75          0            0
Smith, David                            75          0            0
Stephens, Carrie Etta                  100          0            0
Stewart, Kelly                          75          0            0
Stiner, Thomas*                    112,187          0       54,375
Sullivan, Thomas                     1,725         19           74
Sylvester, Artis                        75          0            0
Tate, Anita V.                         100          0            0
Thi, Xuan-Lan                          150          0           74
Thomas, Alice J.                        75          0           18
Thomas, Catherine                    7,750         19        1,424
Tompkins, James E.                   1,000          0            0
Trabant, Amanda                     16,750          0        3,187
Trenary, Jamie  M.                     100          0            0
Vent, David Alan                     3,000          0            0
Vincent, Bruce E.                    1,000          0            0
Virdin, Dora                         3,688        375        1,405

                             SHARES
NAME                    SUBJECT TO OPTION  EXERCISED  EXERCISABLE
----------------------  -----------------  ---------  -----------
Wallace, Scott                      2,875          0            0
Watkins, Donna                         75          0            0
Wenger, Howard J.                  25,000          0            0
Whiteman, William                      75          0           18
Willis, Mitchell W.                   100          0            0
Willis, Theresa Jane                  100          0            0
Wisher, Evelyn Ann                    100          0            0
Wong, Siu Hung                        100          0            0

TOTALS                       1,123,227.00  12,041.00   341,373.00

Non-Qualified Stock Options as indicated have been granted to the following employees and consultants of the Company as of June 30, 1998.

                        SHARES
NAME               SUBJECT TO OPTION  EXERCISED  EXERCISABLE
-----------------  -----------------  ---------  -----------
Allen, Wickham             11,250.00       0.00    11,250.00
Barnett, Allen*           275,250.00       0.00   175,250.00
Lau, Judith                 6,750.00       0.00     6,750.00
Nelson, Carl                  750.00       0.00       750.00
Roland, George*           195,000.00       0.00   187,500.00
Russell, Joseph             2,250.00       0.00     2,250.00
Stiner, Thomas*             2,813.00       0.00         0.00

TOTALS                    494,063.00       0.00   383,750.00

Whether or not the above persons have a present intent to do so, all of the above persons will be eligible to sell pursuant to the re-offer Prospectus the number of shares acquired by them upon exercise of the options.

*These persons are executive officers or directors of the Company and are deemed to be an "affiliate" of the Company and the amount of shares to be sold pursuant to the re-offer Prospectus is limited to the amount specified in Rule 144(e) of the Securities Act. See "Resale of Shares by Affiliates and Holders of Restricted Securities."

                                   APPENDIX C

            1998 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN OPTIONEES

Each of the Company's non-employee directors named below was granted an option on May 14, 1998 under the 1998 Non-Employee Directors' Stock Option Plan ("the 1998 Directors Plan") subject to shareholder approval of the 1998 Directors Plan, to purchase 20,000 shares of Common Stock, 5,000 of which vest and are exercisable as of that date, and 5,000 of which vest and are exercisable on each of the first, second and third anniversary of such date, provided such director is still a director on each such date. Each person who joins the Board of Directors after May 14, 1998 will be granted an option, on the first day of his offer term, to purchase 20,000 shares of Common Stock, 5,000 of which vest on the date he or she becomes a Director, and 5,000 of which vest on each of the first, second, and third anniversary of such date, provided he or she is still a director on such date. If the number of shares available for grant under the 1998 Directors' Plan on a scheduled date of grant is insufficient to make all the grants, then each eligible director will receive an option to purchase a pro rata number of the available shares.

The option price per share for options granted on the date the 1998 Directors' Plan was adopted was $10.25 (the fair market value of the Common Stock on the date the Directors' Plan was adopted) and the option price per share for later grants will be the fair market value of the shares of Common Stock on the date of grant. The options granted under the 1998 Directors' Plan will be exercisable for a term of ten years from the date of grant.

The 1998 Directors' Plan was approved by shareholders on June 18, 1998 and 160,000 shares of Common Stock were reserved for issuance thereunder.

OPTIONEES
---------

Dr. George S. Reichenbach

Charles R. Schaller

Clare E. Nordquist

Gilbert H. Steinberg


Whether or not the directors named above have a present intent to do so, all of the above directors, as well as persons who become directors at a later date, will be eligible to sell pursuant to the re-offer Prospectus the number of shares acquired by them upon exercise of the options granted under the 1998 Directors Plan. All persons who are directors of the Company are deemed to be an "affiliate" of the Company and the amount of shares to be sold pursuant to the re-offer Prospectus is limited to the amount specified in Rule 144(e) of the Securities Act. See "Resale of Shares by Affiliates and Holders of Restricted Securities."

                                    PART II

              INFORMATION REQUIRED IN THE REGISTRATION STATEMENT


Item 3. Incorporation of Documents by Reference

The following documents filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated by reference, as of their respective dates, in this Registration Statement:

(a) Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (Commission File No. 000-23657);

(b) Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1998 and June 30, 1998;

(c) Proxy Statement on Schedule 14A for the Annual Meeting of Stockholders of the Company held on June 18, 1998; including the AstroPower, Inc. 1998 Non-Employee Directors' Stock Option Plan annexed thereto as Exhibit A; and

(d) Registration Statement on Form 8-A filed with the Commission on January 23, 1998.

In addition, all documents hereafter filed by AstroPower, Inc. pursuant to Sections 13 (a), 13 (c), 14 or 15 (d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all such securities then remaining unsold shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4.  Description of Securities

         Not applicable (securities to be offered are registered under Section 12 of the Exchange Act).

Item 5.   Interests of Named Experts and Counsel

The validity of the shares of Common Stock offered hereby is being passed upon for the Company by Opton Handler Feiler & Landau, LLP, New York, New York. Members of the firm of Opton Handler Feiler and Landau, LLP own an aggregate of 129,900 shares of Common Stock of the Company.

Item 6.   Indemnification of Directors and Officers

Article VIII of the Company's Amended and Restated Certificate of Incorporation provides in part as follows:

"The corporation shall, to the fullest extent permitted by 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders of disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors and administrators of such a person."

Under Delaware law, directors, officers, employees, and other individuals may be indemnified against expenses (including attorney's fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation - a "derivative action") if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of conduct is applicable in the case of a derivative action, but indemnification extends only to expenses (including attorney's fees) incurred in connection with defense or settlement of such an action and Delaware law requires court approval before there can be any indemnification of expenses where the person seeking indemnification has been found liable to the corporation.

The Company has adopted in its Amended and Restated Certificate of Incorporation and Bylaws the provisions of Section 102(b)(7) of the Delaware General Corporation Law which eliminate or limit the personal liability of a director of the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except that this provision shall not eliminate or limit the liability of a director of any breach of the director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, under Section 174 of the Delaware General Corporation Law, or for any transaction from which the director derived an improper personal benefit.

Item 7.   Exemption From Registration Claimed

Any restricted securities to be offered or resold pursuant to this Registration Statement are exempt under Section 4 (2) of the Securities Act of 1933, as amended, as a non-public offering of securities.

Item 8.   Exhibits


Unless otherwise noted the following exhibits are filed herewith:

3.3       Form of Amended and Restated Certificate of Incorporation of the
          Registrant*.

3.1       Form of Amended and Restated By-Laws of the Registrant*.

4.1       Specimen certificate representing the Common Stock of the Registrant*.

5.1 Opinion of Opton Handler Feiler & Landau, LLP with respect to the legality of the securities being registered.

10.1      1989 Stock Option Plan, as amended*.

10. 1 (a) 1998 Non-Employee Directors Stock Option Plan**

23.1      Consent of KPMG Peat Marwick LLP.

23.2      Consent of Opton Handler Feiler & Landau, LLP (contained in
          Exhibit 5.1).

* Previously filed as an exhibit to Registrant's Registration Statement on Form S-1, File No. 33342591 which became effective on February 12, 1998, and which are incorporated herein by reference.

**Previously filed as Exhibit A to Registrant's Proxy Statement on Schedule 14A for its' Annual Meeting of Stockholders held on June 18, 1998 and which is incorporated herein by reference.


Item 9    Undertakings

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

              (i) To include any prospectus required by Section 10(a) of the Securities Act of 1933;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement provided, however, that paragraphs (1) (1) and (1) (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
                     Section 13 or Section 15 (d) of the Exchange Act that are incorporated by reference in this Registration Statement;


          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities being offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the registrant's By-Laws, Certificate of Incorporation, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnifications against public policy as expressed in the act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person in connection with the securities being registered), the Registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newark, Delaware, on September 8, 1998.

                                AstroPower, Inc.

                                By: /s/ Allen M. Barnett
                                    --------------------
                                        Allen M. Barnett
                             President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

SIGNATURE                        TITLE                               DATE
/s/ Allen M. Barnett         President, Chief                  September 8, 1998
--------------------------   Executive
Allen M. Barnett             Officer and Director


/s/ George S. Reichenbach    Director                          September 8, 1998
--------------------------
George S. Reichenbach


/s/ Thomas J. Stiner         Vice President, Chief             September 8, 1998
--------------------------   Financial Officer and
Thomas J. Stiner               Principal Accounting
                               Officer

/s/ George W. Roland         President and Chief               September 8, 1998
--------------------------   Executive Officer of the
George W. Roland             Solar Power Business and
                             Director

/s/ Gilbert Steinberg        Director                          September 8, 1998
--------------------------
Gilbert Steinberg


/s/  Clare E. Nordquist      Director                          September 8, 1998
--------------------------
Clare E. Nordquist


/s/   Charles R. Schaller    Director                          September 8, 1998
--------------------------
Charles R. Schaller

                               INDEX TO EXHIBITS


Exhibit No.    Description

  3.3 Form of Amended and Restated Certificate of Incorporation of the Registrant**.

  3.4           Form of Amended and Restated By-Laws of the Registrant**.

  4.1 Specimen certificate representing the Common Stock of the Registrant**.

  5.1 Opinion of Opton Handler Feiler & Landau, LLP with respect to the legality of the securities being registered*.

  10.1          1989 Stock Option Plan, as amended**.

  10.1 (a)      1998 Non-Employee Directors Stock Option Plan***.

  23.1          Consent of KPMG Peat Marwick LLP*.

  23.2          Consent of Opton Handler Feiler & Landau, LLP (contained in
                Exhibit 5.1).


  *Filed herewith.

 **Previously filed as an exhibit to Registrants Registration Statement on Form S-1, File No. 33342591 which became effective on February 12, 1998, and which are incorporated herein by reference.

***Previously filed as Exhibit A to Registrants Proxy Statement on Schedule 14A for its' Annual Meeting of Stockholders held on June 18, 1998 and which is incorporated herein by reference.